1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 2, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2008 INTERIM RESULTS

FINANCIAL HIGHLIGHTS

*   Turnover amounted to RMB39.607 billion, representing a decrease of 7.14% over the same period last year.

*   Profit attributable to equity holders of the Company amounted to RMB2,410 million.

*   The Board of Directors of the Company proposes an interim dividend of RMB0.052 per ordinary share (tax inclusive) for 2008 and the proposal will be subject to review and approval by the shareholders of the Company at the forthcoming special general meeting.

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2008. On behalf of the Company and its staff, the Board would like to express its gratitude to our shareholders for their support to the Company.

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese name	:
	Name in English	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English Name	:	CHALCO
2.	Registered address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
100082
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
100082
	Principal place of business	:	Unit 3103, 31/F., Office Tower,
	in Hong Kong		Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong
	Internet website	:	http://www.chalco.com.cn
3.	Authorised representative	:	Xiao Yaqing
	Company (Board) Secretary	:	Liu Qiang
	Department for corporate	:	Secretarial Office to the Board
information and inquiry
Telephone for corporate
	information and inquiry	:	(8610) 8229 8150/8229 8156/8229 8157
4.	Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")
Shanghai Stock Exchange
	Name of share	:	CHALCO
	Stock code	:	2600 (HKSE)
ACH (US)
601600 (China)

RESULTS

Turnover of the Group for the six months ended June 30, 2008 amounted to RMB39.607 billion, representing a decrease of 7.14% from the same period last year. The profit attributable to equity holders of the Company amounted to RMB2.41 billion, representing a decrease of 65.42% from the same period last year. Earnings per share attributable to the equity holders of the Company was RMB0.178.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS OF JUNE 30, 2008
(Amounts expressed in thousands of RMB)

		June 30,	December 31,
	Note	2008	2007
			(Note 3)

ASSETS

Non-current assets
Intangible assets	4	2,681,981	2,688,234
Property, plant and equipment	4	76,398,185	69,118,466
Investment property		107,977	109,201
Land use rights		1,472,471	1,357,149
Interests in jointly controlled entities		703,583	636,296
Interests in associates		631,374	553,920
Available-for-sale financial assets		31,098	40,113
Deferred tax assets		591,106	555,435
Other non-current assets		957,141	340,830

Total non-current assets		83,574,916	75,399,644

Current assets
Inventories, net		19,465,412	15,338,238
Accounts receivable, net	5	3,078,495	3,704,276
Other current assets		2,798,592	2,107,964
Financial assets at fair value
through profit or loss		18,266	8,103
Bank balances and cash		11,590,371	8,937,958

Total current assets		36,951,136	30,096,539

Total assets		120,526,052	105,496,183

EQUITY
Share capital and reserves attributable to
equity holders of the Company
Share capital		13,524,488	13,524,488
Reserves		18,935,624	23,025,995
Retained earnings		25,739,002	24,045,994

		58,199,114	60,596,477

Minority interest		4,326,741	3,805,144

Total equity
		62,525,855	64,401,621

LIABILITIES

Non-current liabilities
Borrowings		27,964,208	17,509,097
Deferred tax liabilities		173,310	172,460
Other non-current liabilities		710,161	180,557

Total non-current liabilities		28,847,679	17,862,114

Current liabilities
Accounts payable	6	4,564,566	4,482,262
Provisions for other charges and liabilities		7,501,494	6,886,207
Dividends payable		193,757	37,015
Current income tax liabilities		53,297	510,416
Financial liabilities at fair value through profit or loss		92,498	-
Borrowings		16,746,906	11,316,548

Total current liabilities		29,152,518	23,232,448

Total liabilities		58,000,197	41,094,562

Total equity and liabilities		120,526,052	105,496,183

Net current assets		7,798,618	6,864,091

Total assets less current liabilities		91,373,534	82,263,735

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts expressed in thousands of RMB, except for per share data)

Six months ended June 30,
	Note	2008	2007
			(Note 3)

Revenue	7	39,606,826	42,651,125
Cost of sales	7	(33,486,728)	(30,650,863)

Gross profit		6,120,098	12,000,262

Selling and distribution expenses		(716,904)	(608,677)
General and administrative expenses		(1,304,111)	(1,276,940)
Research and development expenses		(93,107)	(46,739)
Other (losses)/gains, net	7	(131,042)	78,121

Operating profit		3,874,934	10,146,027

Interest expense		(854,537)	(591,366)
Interest income		93,506	81,011
Exchange gain/(loss), net		39,206	(4,689)

Operating profit after finance costs		3,153,109	9,630,983

Share of profits of jointly controlled entities		3,405	-
Share of profits of associates		108,724	149,514

Profit before income tax expense	8	3,265,238	9,780,497
Income tax expense	9	(642,168)	(1,821,213)

Profit for the period		2,623,070	7,959,284

Attributable to:
Equity holders of the Company		2,409,806	6,969,877
Minority interest		213,264	989,407

		2,623,070	7,959,284

Basic earnings per share for profit attributable
to the equity holders of the Company during
the period (expressed in RMB per share)	10	0.178	0.562

Dividends	11	703,273	1,932,991

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts expressed in RMB unless otherwise stated)

1	Basis of preparation

The unaudited condensed interim consolidated financial information of Aluminum Corporation of China Limited (the "Company") is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed interim consolidated financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2007.

The unaudited condensed interim consolidated financial information was approved by the Board of Directors for issue on August 29, 2008.

2	Significant accounting policies

The accounting policies adopted in this unaudited condensed interim consolidated financial information are consistent with those of the annual financial statements for the year ended December 31, 2007.

3	Business combinations

On May 30, 2008, the Company acquired the following entities from Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology") (an entity controlled by Chinalco) at a total cash consideration of RMB4,175 million. In addition, pursuant to the terms set out in the acquisition agreement, which entitled the original shareholders of the acquirees to any profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and May 30, 2008, the Company is required to pay an additional RMB5.740 million to the original shareholders. These entities (the "six common control entities acquired in 2008") are incorporated and operated in the People's Republic of China (the "PRC").

		Equity interest
Name of acquiree	Principal activities	acquired

Lanzhou Liancheng Longxing	Manufacture and sale of	100%
Aluminum Company Limited	primary aluminum
("Longxing Aluminum")
Huaxi Aluminum Company Limited	Manufacture and sale of	56.86%
("Huaxi Aluminum")	aluminum fabrication products
Chinalco Ruimin Company Limited	Manufacture and sale of	75%
("Chinalco Ruimin")	aluminum fabrication products
Chinalco Southwest Aluminum Cold	Manufacture and sale of	100%
Rolling Company Limited	aluminum fabrication products
("CSWA Cold Rolling")
Chinalco Southwest Aluminum	Manufacture and sale of	60%
Company Limited	aluminum fabrication products
("Chinalco SW Aluminum")
Chinalco Henan Aluminum	Manufacture and sale of	84.02%
Company Limited	aluminum fabrication products
("Henan Aluminum")

As both the Company and the six acquirees are under the common control of Chinalco before and after the acquisition, this transaction was accounted for as a common control business combination, using merger accounting for all periods presented herein. The following is a reconciliation of the effect arising from these common control business combinations on the condensed interim consolidated balance sheet.

The condensed interim consolidated balance sheet as of June 30, 2008:

		Six common
		control entities
		acquired	Adjustments
	The Group	in 2008	(Note)	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000

Investments in six common
control entities acquired
in 2008	4,180,499	-	(4,180,499)	-
Other assets, net	59,068,170	3,492,379	(34,694)	62,525,855

Net assets	63,248,669	3,492,379	(4,215,193)	62,525,855

Share capital	13,524,488	3,515,817	(3,515,817)	13,524,488
Capital reserve	15,127,593	-	(1,904,334)	13,223,259
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation difference	(9,570)	-	-	(9,570)
Available-for-sale investment
revaluation reserve	2,851	-	-	2,851
Retained earnings	25,218,574	(63,177)	583,605	25,739,002
Minority interest	3,665,649	6,870	654,222	4,326,741

	63,248,669	3,492,379	(4,215,193)	62,525,855

Note:

The above adjustments represent: (i) the elimination of investments of the Company in the six common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and such acquirees.

The condensed interim consolidated balance sheet as of December 31, 2007:

		Six common
		control entities
		acquired	Adjustments
	The Group	in 2008	(Note)	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000

Net assets	61,016,769	3,431,243	(46,391)	64,401,621

Share capital	13,524,488	3,515,817	(3,515,817)	13,524,488
Capital reserve	15,039,593	-	2,249,724	17,289,317
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation difference	10,047	-	-	10,047
Available-for-sale investment
revaluation reserve	7,547	-	-	7,547
Retained earnings	23,643,388	(124,240)	526,846	24,045,994
Minority interest	3,072,622	6,797	725,725	3,805,144

	61,016,769	3,431,243	(46,391)	64,401,621

Note:

The above adjustments represent: (i) the increase of the capital reserve of the Company for acquisitions of the net assets of the six common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and such acquirees.

4	Capital expenditure

Property,
Intangible assets	plant and
		Mining	Computer		equipment
	Goodwill	rights	software	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Net book amount as of January 1, 2008,
as previous stated	2,330,945	308,071	43,348	2,682,364	62,278,232

Impact of the six common control
entities acquired in 2008 (Note 3)	-	-	5,870	5,870	6,840,234

Net book amount as of January 1, 2008,
as restated	2,330,945	308,071	49,218	2,688,234	69,118,466

Additions	-	4,346	6,463	10,809	9,863,638

Disposals	-	-	-	-	(50,307)

Amortization/Depreciation	-	(10,246)	(6,816)	(17,062)	(2,533,612)

Net book amount as of June 30, 2008	2,330,945	302,171	48,865	2,681,981	76,398,185

Net book amount as of January 1, 2007,
as previous stated	406,686	303,224	6,235	716,145	51,023,476

Impact of the six common control
entities acquired in 2008 (Note 3)	-	-	5,347	5,347	5,883,259

Net book amount as of January 1, 2007,
as restated	406,686	303,224	11,582	721,492	56,906,735

Acquisition of a subsidiary	1,924,259	-	-	1,924,259	5,739,957

Additions	-	24,277	358	24,635	3,771,710

Disposals	-	-	-	-	(11,036)

Amortization/Depreciation	-	(12,093)	(1,092)	(13,185)	(2,329,470)

Net book amount as of June 30, 2007	2,330,945	315,408	10,848	2,657,201	64,077,896

5	Accounts receivable, net

	June 30,	December 31,
	2008	2007
	RMB'000	RMB'000

Trade receivables	1,620,986	1,162,395
Less: provision for impairment	(276,182)	(279,661)

	1,344,804	882,734

Trade receivables from related parties	373,124	443,419
Less: provision for impairment	(156,774)	(156,425)

	216,350	286,994

	1,561,154	1,169,728

Notes receivable	1,517,341	2,534,548

	3,078,495	3,704,276

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. The terms of some of the entities within Chinaclo were receivables on demand. As of June 30, 2008, the ageing analysis of trade receivables and notes receivable is as follows:

	June 30,	December 31,
	2008	2007
	RMB'000	RMB'000

Within 1 year	3,006,115	3,641,878
Between 1 and 2 years	40,343	27,750
Between 2 and 3 years	11,211	15,291
Over 3 years	453,782	455,443

	3,511,451	4,140,362

6	Accounts payable

	June 30,	December 31,
	2008	2007
	RMB'000	RMB'000

Trade payables	3,979,978	3,775,391
Trade payables to related parties	401,130	315,811

	4,381,108	4,091,202
Notes payable (Note)	183,458	391,060

	4,564,566	4,482,262

Note:

Notes payable are repayables within six months (December 31, 2007: six months). In addition, the Group pledged notes receivable and receipts of matured notes receivable amounting to RMB82.000 million and RMB42.610 million (December 31, 2007: RMB110.206 million and RMB35.365 million) respectively in exchange for certain notes payable.

As of June 30, 2008, the ageing analysis of trade payables and notes payable were as follows:

	June 30,	December 31,
	2008	2007
	RMB'000	RMB'000

Within 1 year	4,452,560	4,341,237
Between 1 and 2 years	35,167	67,728
Between 2 and 3 years	28,955	27,952
Over 3 years	47,884	45,345

	4,564,566	4,482,262

7	Turnover, other (losses)/gains and segment information

The Group is principally engaged in the production and sales of alumina and primary aluminum in the PRC. Revenues recognized during the period are as follows:

Six months ended June 30,
	2008	2007
	RMB'000	RMB'000

Sales
Sales of goods, net of value-added tax	38,158,314	41,163,001
Other revenues (Note)	1,448,512	1,488,124

Total sales	39,606,826	42,651,125

Expenses related to sales of goods	(31,985,050)	(29,174,196)
Expenses related to other revenues (Note)	(1,501,678)	(1,476,667)

Total cost of goods sold	(33,486,728)	(30,650,863)

	6,120,098	12,000,262

Other (losses)/gains, net
Government subsidies	16,650	1,000
Realized and unrealized gain
on future contracts, net	71,292	77,412
Loss on snowstorm, net	(219,228)	-
Others	244	(291)

	(131,042)	78,121

Sales and (losses)/gains, net	5,989,056	12,078,383

Note:

Other revenues include the revenues from sales of scrap and other materials, supply of electricity, heat, gas and water and provision of transportation, machinery processing and design services. Expenses related to other revenues include costs incurred for generating those revenues mentioned above.

Primary reporting format -business segments

The Group is principally engaged in two main business segments in the PRC:

*	Alumina segment -comprising mining and processing of bauxite into alumina and the associated distribution activities

*	Primary aluminum segment -comprising production of primary aluminum and aluminum fabrication products and the associated distribution activities

The corporate and other services segment cover activities of the headquarters and other operations of the Group, including research and development related to the alumina business.

Six months ended June 30, 2008
			Corporate	Inter-
		Primary	and other	segment
	Alumina	aluminum	services	elimination	Unallocated	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	8,819,429	29,508,760	1,278,637	-	-	39,606,826
Inter-segment sales	7,623,631	-	-	(7,623,631)	-	-

	16,443,060	29,508,760	1,278,637	(7,623,631)	-	39,606,826

Segment results	2,235,723	1,926,596	2,805	(111,487)	(178,703)	3,874,934

Finance costs, net						(721,825)
Share of profits of jointly
controlled entities	-	3,405	-	-	-	3,405
Share of profits/(losses)
of associates	-	110,329	(1,605)	-	-	108,724

Profit before income
tax expense
Income tax expense						3,265,238
						(642,168)

Profit for the period						2,623,070

Six months ended June 30, 2007
			Corporate	Inter-
		Primary	and other	segment
	Alumina	aluminum	services	elimination	Unallocated	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	10,449,338	31,577,905	623,882	-	-	42,651,125
Inter-segment sales	7,752,150	-	-	(7,752,150)	-	-

	18,201,488	31,577,905	623,882	(7,752,150)	-	42,651,125

Segment results	4,881,966	5,528,305	(27,679)	12,473	(249,038)	10,146,027

Finance costs, net						(515,044)
Share of profit of
associates	-	149,514	-	-	-	149,514

Profit before income
tax expense						9,780,497
Income tax expense						(1,821,213)

Profit for the period						7,959,284

Secondary reporting format -geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

8	Expenses charged to the unaudited condensed interim consolidated income statement

Six months ended June 30,
	2008	2007
	RMB'000	RMB'000

Amortization of land use rights	23,227	23,636
Loss on disposal of property, plant and equipment, net	39,109	6,380
Operating lease rentals in respect of land and buildings	349,657	193,201
(Reversal of)/Provision for inventory obsolescence	(13,393)	1,664
(Reversal of)/Provision for impairment on receivables	(1,733)	5,056
Bad debts recovery	(107)	(4,862)

9	Income tax expense

Six months ended June 30,
	2008	2007
	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	729,310	2,204,144
Over-provision in prior periods	(53,673)	(42,448)

Deferred tax	(33,469)	(340,483)

	642,168	1,821,213

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including paying a preferential tax rate of 15% for a period of 10 years, exemptions from PRC income tax for the first 5 years and a 50% reduction thereafter from the first day of operations, or exemptions from income tax for the first year and a 50% reduction in the next two years thereafter, etc. In addition, the Group also enjoyed incentives in the form of a tax credit given by the relevant tax authorities in respect of domestically manufactured production equipment purchased in prior years.

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China ("new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 is 25%, replacing the previously applicable tax rate of 33%. For those branches and subsidiaries of the Company which applied the 15% tax rate before, the tax rate will gradually increase to 25% while those entities located in the western region of the PRC will continue to enjoy the 15% tax rate without any upward adjustment before 2011, at which time the tax rate for those entities will also change to 25% by then.

Deferred tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

For the six months ended June 30, 2008 and 2007, the Group's weighted average effective tax rates were approximately 19.7% and 18.6%, respectively. The lower weighted average effective tax rate for the six months ended June 30, 2007 as compared to the corresponding period this year was primarily attributable to the higher enterprise income tax credit obtained from the purchase of domestically manufactured production equipment.

10	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2008 and 2007 was based on the consolidated profit attributable to the equity holders of the Company for the six months ended June 30, 2008 and 2007 of RMB2,410 million and RMB6,970 million and the weighted average outstanding number of 13,524,487,892 and 12,399,624,254 shares in issue during the period, respectively.

As the Company did not have any dilutive securities for the period stated above, there was no difference between basic and diluted earnings per share.

11	Dividends

A 2006 special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared and approved by the shareholders on October 12, 2007, and was fully paid before June 30, 2008.

A 2007 final dividend of RMB0.053 (2006 final: RMB0.115) per ordinary share, totaling approximately RMB717 million (2006 final: RMB1,482 million) was declared and approved by the shareholders on May 9, 2008, and was fully paid before June 30, 2008.

On August 29, 2008, the Board of Directors proposed a 2008 interim cash dividend of RMB0.052 (2007 interim: RMB0.137) per ordinary share, totaling approximately RMB703 million (2007 interim: RMB1,765 million) in respect of the six months ended June 30, 2008. This proposal is subject to the approval in forthcoming extraordinary shareholders' meeting.

12	Events occurring after the balance sheet date

On July 9, 2008, the Company issued 1-year term short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit). The annual coupon interest rate is 4.83%.

On August 29, 2008, the Board of Directors passed a resolution on the proposal of issuing corporate bonds not exceeding RMB10 billion within the PRC. The related resolution is pending approvals from shareholders' meeting and China Securities Regulatory Commission.

OTHER SUPPLEMENTARY INFORMATION

Significant differences between Hong Kong Financial Reporting STANDARDS ("HKFRS") and accounting principles generally accepted in the United States

The unaudited condensed interim consolidated financial information has been prepared in accordance with HKFRS which may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP").

Major and significant differences, which affect net income and equity, include the following:

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under US GAAP, a new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing also under HKFRS. Except for the differences recognized in prior years, there is no difference between HKFRS and US GAAP in relation to amortization of goodwill.

(c)	Unrecognized excess of interest in the fair value of net assets acquired over cost

Excess of interest in the fair value of net assets acquired over cost arises from business combinations or acquisitions. Where there is such an excess, the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Under HKFRS, any excess remaining after reassessment is recognized immediately in the income statement. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, a new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of their A shares. The Company's A shares were then listed on the Shanghai Stock Exchange on April 30, 2007. Under HKFRS, the fair value of the acquisition was measured on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the amount of goodwill and the related adjustment to equity (see (f) below) are different between HKFRS and US GAAP.

(f)	Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum Industry Co., Ltd. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power"). In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisition above does not qualify as a business combination and any difference between the consideration paid and the proportionate shares of the book value of net assets acquired are accounted for in equity. Under US GAAP, acquisition of minority interest is accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income between HKFRS and US GAAP are different.

(g)	Common control business combinations

In July 2007, the Company entered into agreements with Baotou Aluminum Co., Limited ("Baotou Aluminum") to acquire all the share capital from its shareholders. On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum through the issuance of their A Shares. In addition, on May 30, 2008, the Company acquired certain equity interests in Liancheng Longxing, Huaxi Aluminum, Chinaco Ruimin, Southwest Aluminum Cold Rolling, Southwest Aluminum and Henan Aluminum. Under HKFRS, as the Company, Baotou Aluminium and the six common control entities acquired in 2008 were effectively controlled by Chinalco, the acquisition of Baotou Aluminium and the six common control entities acquired in 2008 qualified as common control business combinations, and therefore, merger accounting is applied to account for these transactions. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Hence, such acquisitions are not common control business combinations and are accounted for using the purchase method. The fair value of the consideration paid for the acquisition of Baotou Aluminum was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition while proportionate share of all the net identifiable assets acquired were recorded at fair value based on the respective acquisition dates.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

(h)	Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net income. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(i)	Income tax effect of U.S. GAAP adjustments

Under US GAAP, deferred tax relating to the reversal of the property, plant and equipment revaluation, mining rights revaluation and the effect of unrecognized excess of interest in the fair value of net assets acquired over cost are recognized.

INTERIM DIVIDEND

The Board proposes an interim dividend of RMB0.052 per ordinary share (tax inclusive) in respect of the six months ended June 30, 2008, totaling RMB703,273,370. The proposed interim dividend will be considered at a special general meeting of the shareholders of the Company. For the purpose of the proposed distribution of the 2008 interim dividend, the 2008 Interim Financial Report of the Company for holders of A Shares has been audited as required by the Listing Rules of the Shanghai Stock Exchange.

MARKET REVIEW

Primary aluminum

In the first half of 2008, the aluminum prices experienced considerable fluctuations as a result of US subprime crisis, economic slowdown of western countries as well as power restriction and production cutbacks of aluminum in areas like China and South Africa. The highest price of spot aluminum on London Metals Exchange ("LME") hit a record high of US$3,260 per tonne as compared to the lowest price of US$2,377 per tonne. The highest and lowest spot prices of aluminum on the Shanghai Futures Exchange ("SHFE") were RMB21,600 per tonne and RMB18,040 per tonne respectively. In the first half of 2008, the average price of three-month aluminum futures on the LME was US$2,886 per tonne, representing an increase of 4.1% the over corresponding period last year; the average price of three-month aluminum futures on the SHFE was RMB19,275 per tonne, representing a decrease of 2.7% over the corresponding period last year.

In the first half of 2008, the global production and consumption for primary aluminum grew steadily. The global output of primary aluminum was 19.89 million tonnes, representing an increase of 8.1% over the corresponding period last year; the global consumption of primary aluminum was approximately 20.20 million tonnes, representing an increase of 8.7% over the corresponding period last year. In the PRC, supply and demand for primary aluminum witnessed a noticeable slowdown in growth rate. The domestic output of primary aluminum was approximately 6.62 million tonnes, representing an increase of 12.9% over the corresponding period last year; the domestic consumption of primary aluminum was approximately 6.30 million tonnes, representing an increase of 12.5% over the corresponding period last year.

Alumina

During the first half of 2008, the alumina price plunged after a surge. In January, due to tight railway transportation during the Chinese New Year and centralized storage of alumina, the international alumina price reached its high at US$437 per tonne while the domestic alumina price once recorded RMB4,500 per tonne. Alumina price then began to fall as a result of rapid growth of alumina production capacity and production cutbacks of aluminum plants. The current CIF China price for spot alumina in international market is USD420 to 450 per tonne. The spot price of domestic alumina is RMB3,100 to 3,300 per tonne.

In the first half of 2008, the global output and consumption of alumina amounted to 39.54 million tonnes and 39.00 million tonnes, representing an increase of 9.5% and 7.9%, respectively, over the corresponding period last year. Increasing number of alumina producers, more than those of the Company, finished construction and commenced production. In the first half of 2008, domestic output of alumina amounted to 11.13 million tonnes, representing an increase of 18% over the corresponding period last year; alumina imported to the PRC was 2.39 million tonnes, representing a decrease of 10.0% over the corresponding period last year; demand for alumina reached approximately 13.50 million tonnes, representing an increase of 10.7% over the corresponding period last year.

BUSINESS REVIEW

The first half of 2008 saw fundamental changes in international economic environment. The US subprime crisis, global inflation, depreciating US dollars, natural disasters including snow storms and serious earthquakes negatively impacted China's economic development. Dramatic changes occurred in the external operating environment of enterprises. Despite the gloomy environment, the Group proactively adopted countermeasures including strengthening management, energy-saving and consumption reduction measures, tapping potential and improving efficiency to reduce costs, ensuring supply and boosting sales. The Company overcame the great challenge brought by snow storms and serious earthquakes, as well as the surge in the prices of coal, electricity, oil and transportation, and was able to maintain a stable operation and a substantial level of profitability under such extremely difficult conditions.

1.

The Group maintained stable production and operation. In early 2008, certain smelting pots of enterprises of the Group in Guizhou and Shanxi provinces suspended production due to the snow storm disaster. The earthquake disaster also hindered the transportation of products for certain enterprises, which affected the Group's production and operation. The Group made every effort to minimize the impact of the disasters on its production. With production safety as a priority, the Group implemented deliberate production plans under close coordination to ensure efficient and stable operation of equipment as well as stable production volume. In the first half of 2008, the production volume of alumina reached 4.68 million tonnes, representing a decrease of 3.3% over the corresponding period last year. The production volume of alumina chemicals, namely alumina hydrate and multi-variety alumina, was 560,000 tonnes, representing an increase of 12.8% over the corresponding period last year. The production volume of primary aluminum amounted to 1.52 million tonnes (inclusive of 210,000 tonnes being the total production of Jiaozuo Wanfang Aluminum Company Limited, in which the Company held a 29% stake), representing an increase of 14.3% over the corresponding period last year.

2.

The Group continued to strengthen resource protection. Confronted with intensifying domestic competition in bauxite market and increasing bauxite prices, the Group tightened up the pace of mine construction and strengthened ore procurement and production by centralized deployment and optimized resource flows. The Group further optimized material allocation and use, thus improving safety and reliability of ore supply and comprehensive utilization of resources. In the first half of 2008, contribution of self-mining mines increased by 5 percentage points as compared with the same period last year. Furthermore, the Group acquired the mining rights of 7 bauxite mines with an aggregate bauxite reserve of 10 million tonnes. Mining construction projects are about to resume and will increase the self-mining capacity of bauxite by 3.42 million tonnes.

3.

The Group strengthened cost management in all aspects, pressing ahead with a centralized financial management system and reducing costs to cope with the increasing raw material and fuel prices. In respect of production operation, the Group emphasised output, cost and profit analysis, optimizied production scheduling and implemented cost reduction indicators in every chain of its workflow and positions. Furthermore, the Group improved various indicators to fully tap its potential, strived to increase production volume and economic benefit. As for financial management, the Group enhanced its budget management, focused on analysis of key workflows to identify possible significant problems and took measures to monitor and solve problems in time, where strict assessments were carried out. Placing importance on fund coordination and management, the Group further strengthened management on budget, workflow and cash flow of capital expenditure projects to improve capital efficiency. In addition, the Group comprehensively strengthened control over non-production expenses to practice frugality and prevent unnecessary consumption.

4.

The Group continued to improve its industry chain to enhance risk management capacity. Acquisitions of five aluminum fabrication enterprises and one aluminum enterprise were completed. As approved at the 2008 First EGM , the Group submitted to the China Beijing Equity Exchange on May 12, 2008 the application to acquire 100% of the equity interests in Longxing Aluminum, 100% of the equity interests in CSWA Cold Rolling, 84.02% of the equity interests in Henan Aluminum, 75% of the equity interests in Chinalco Ruimin, 60% of the equity interests in Chinalco SW Aluminum and 56.86% of the equity interests in Huaxi Aluminum from Chinalco and China Nonferrous Metals Processing Technology. The equity interests of the above companies were listed on the China Beijing Equity Exchange for bidding at a consideration of RMB4.175 billion. The three parties entered into a transfer agreement on May 21, 2008 and completed all transfer procedures at the end of May 2008. The acquisition of aluminum assets reduced connected transactions with and competitions by the controlling shareholder. Moreover, the acquisition of aluminum fabrication assets enables the Group to optimize its industry chain, allowing us to avoid industry cycle risks and improve overall competitiveness.

5.

Overseas projects were further promoted. On May 9, 2008, Chalco (Hong Kong) Limited, a subsidiary of the Company, entered into a Joint Venture Arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG). In 2007, the three parties entered into a memorandum of understanding ("MOU") and a Joint Venture Framework Agreement relating to the establishment of the joint venture and was granted a project permit by the Government of Saudi Arabia. The three parties signed a Support and Undertaking MOU with the Investment Department of Saudi Arabia in respect of the project. Under the Joint Venture Arrangement, the joint venture company will develop and operate a primary aluminum plant with an annual capacity of approximately one million tonnes and a self-owned power plant in Jazan Economic City of Saudi Arabia. The primary aluminum plant will be constructed in three phases, with a planned annual capacity of approximately one million tonnes. The expected construction scale for the self-owned power plant is 1,860MW. The total investment of the project is estimated to be approximately US$4.5 billion. The Company proposed to hold 40% and 20% equity interests in the primary aluminum plant and self-owned power plant respectively, being the largest shareholder in the aluminum project and the third largest shareholder in the self-owned power plant. The project is an important initiative for the Group to shift to overseas areas with abundant energy sources, thus achieving strategic restructuring of the Group.

In 2007, the Group entered into the Aurukun project development agreement with the Queensland government of Australia and the land lease agreement with the aborigines, thus completed all legal documents in respect of the Aurukun project. The Group obtained the mining right development license by the Queensland government for Aurukun bauxite resources. The feasibility research of the project commenced at the begining of the year.

6.

Leveraging opportunities in the capital market, the Group adopted low-cost direct financing instruments to optimize debt structures, further cutting down financial expenses. On May 22, 2008 the Company obtained approval granted by the National Association of Financial Market Institutional Investors to issue medium-term bonds with a total principal up to RMB10 billion in the People's Republic of China by tranches on or before May 20, 2010. On June 4, 2008, the Company issued the 2008 first tranche of medium-term bonds in the total principal amount of RMB5 billion at the issue price of RMB100 for nominal value of RMB100 per unit, bearing an annual interest rate of 5.30% with a maturity period of three years, which raised net proceeds of RMB4,955 million. The net proceeds are to be principally used to supplement mid-term working capital and for refinancing of bank borrowings.

In February and July 2008, the Company successfully issued short-term bonds with total principal amounts of RMB2 billion and RMB3 billion, respectively, in the PRC with a face value of RMB100 each, bearing coupon annual interest rates of 4.99% and 4.83% respectively, with a maturity period of 1 year and raised net proceeds of RMB1,992 million and RMB2,988 million, respectively.

7.

Continuing to save energy and reduce emission by production process restructuring and technology upgrading, the Group achieved 122% of the energy saving target assigned by the State. The Group implemented a number of key measures, including improving smelting pot operating rates and increasing electric current, as well as a number of new energy saving technologies. In the first half of 2008, the Group increased its ecological restoration rate by reclaiming new mining lands covering 134 mu, leading to a total reclamation of 10,018 mu.

8.

The Group's technology innovation system was taking shape and the collaboration of production-study-research was progressing steadily. The National Technology Research Center for Aluminum Smelting Engineering was formally named after it successfully passed the recognition assessments of the Ministry of Science and Technology of the PRC. Major research projects undertaken by the Company in the national scientific and technical supporting programs have achieved breakthroughs, reaping the benefits of commercialization of technological applications. The Group focuses on technological innovation in the production process of alumina, and is striving to achieve technological breakthroughs in energy saving measures for aluminum smelting.

9.	The Group continued to improve the establishment of regulations and systems. Our internal control system operated smoothly and operating risks were under effective control.

10.

The Group actively participated in emergency and disaster relief in the wake of the snow storms and serious earthquakes, fulfilling its social responsibility obligations. The Group and its staff donated a large amount of money and mechanical equipment including generators to the disaster areas. In addition, large machinery, transportation vehicles and a rescue team were sent to affected areas.

MANAGEMENT'S DISCUSSION AND ANALYSIS ON FINANCIAL POSITION AND RESULTS OF OPERATION

The following management's discussion and analysis should be read in conjunction with the financial information together with the accompanying notes, included elsewhere in this interim results announcement.

OVERVIEW

The Group is engaged principally in alumina refining, primary aluminum smelting operations and aluminum fabrication. We organize and manage our operations according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce and sell primary aluminum. This segment also includes production and sales of carbon products and aluminum fabrication products.

*

Corporate and other segment, which includes operations of the Company's headquarters, research conducted by the Group's research institutes, provision of the Group's research and development services to third parties.

RESULTS OF OPERATIONS

The Group's profit attributable to equity holders of the Company for the first half of 2008 was RMB2,410 million, representing a decrease by RMB4,560 million or 65.42% from RMB6,970 million for the same period last year. This is mainly attributable to: 1) an increase in production costs over the corresponding period last year resulting from the increasing prices of raw and ancillary materials; 2) the declined overall profitability due to continuously decreasing prices of major products of the Group; and 3) the adverse impact on the Group's production and operation from the snow storms in early 2008.

TURNOVER

The Group's turnover decreased from RMB42,651 million for the first half of 2007 to RMB39,607 million for the first half of 2008, representing a decrease of RMB3,044 million, or 7.14%. The decrease was primarily due to the declining external selling prices and diminished sales volume of the Group's alumina and primary aluminum. (For details, please refer to the discussion of segment operations.)

Cost of Sales

The Group's total cost of sales increased by RMB2,836 million, or 9.25%, from RMB30,651 million for the first half of 2007 to RMB33,487 million for the first half of 2008. The increase in total cost of sales is mainly attributable to the increased product cost per unit resulting from the increasing prices of raw and ancillary materials.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB108 million, or 17.73%, from RMB609 million for the first half of 2007 to RMB717 million for the first half of 2008. This is primarily attributable to an increase in sales volume of primary aluminum over corresponding period last year due to the acquisition of Lanzhou Aluminum at the end of April of 2007 and the increase in transportation rates over the corresponding period last year due to its increasing rates, as well as the adoption of an alternative transportation method, given the significant impact on the Group's transportation resources and system resulting from constained domestic transportation capacity due to the snow storms and earthquakes in the first half of 2008.

General and Administrative Expenses

The Group's general and administrative expenses increased by RMB27 million from RMB1,277 million for the first half of 2007 to RMB1,304 million for the first half of 2008. The increase during this period for losses on disposal of property, plant and equipment amounted to RMB33 million. Excluding this factor, there was a slight decrease in general and administrative expenses as compared to the same period last year, which was mainly attributable to the better management of overhead expenses by the Group so as to control overall expenditures.

Research and Development Expenses

The Group's research and development expenses increased by RMB46 million from RMB47 million for the first half of 2007 to RMB93 million for the first half of 2008.

Other (Losses)/Gains, Net

The Group's other net gains or losses decreased by RMB209 million from a gain of RMB78 million for the first half of 2007 to a loss of RMB131 million for the first half of 2008. This was mainly attributable to the losses in production and operation of the Group resulting from the snow storms in early 2008.

As a result of the foregoing reasons, the operating profit of the Group decreased by RMB6,271 million, or 61.81%, from RMB10,146 million for the first half of 2007 to RMB3,875 million for the first half of 2008. The Group's operating profit to turnover ratio for the first half of 2008 was 9.78%, representing a decrease by 14.01 percentage points from 23.79% for the first half of 2007.

Finance Costs

The Group's finance costs increased by RMB207 million, or 40.19%, from RMB515 million for the first half of 2007 to RMB722 million for the first half of 2008. This is primarily attributable to: 1) the hiking bank loan prime interest rates published by the PRC since 2007 to control overall credit rates per the new monetary policies; and 2) the increase of RMB264 million in total interest expense due to increased bank loans and bonds of the Group in 2008. The increase in finance cost was partially offset by an increase of RMB13 million in interest income due to higher deposit reserves over the corresponding period last year and an increase of RMB44 million in exchange gain over the corresponding period last year.

Income Tax Expense

The Group's income tax expense decreased by RMB1,179 million, or 64.74%, from RMB1,821 million for the first half of 2007 to RMB642 million for the first half of 2008. Of that amount: 1) a decrease of RMB1,215 million was due to the decrease in the Group's profit; and 2) a decrease of RMB584 million was due to the implementation of a statutory tax rate of 25% under the new CIT Law. In addition, the Company enjoyed a reduction of RMB421 million of income tax expenses arising from application of preferential policies on reduction and exemption of enterprise income tax for purchases of domestically manufactured equipment in the previous years for the half of 2007. There was no such preferential tax benefit for the first half of 2008.

For the first half of 2008, the average tax rate of the Group was 19.67%, which was slightly higher than that of 18.62% for the same period last year. This is mainly attributable to the lower average tax rate of some of the Group's branches and subsidiaries for the first half of 2007 upon obtaining preferential treatment on reduction and exemption of enterprise income tax for the purchase of domestically manufactured equipment. There was no additional purchase of domestically manufactured equipment in the first half of 2008 for such tax benefit. The average tax rate of the Group was lower than the statutory tax rate of 25%, as certain branches and subsidiaries are located in the western region of the PRC, which continued to enjoy an income tax rate of 15%.

Profit attributable to minority interest

Profit attributable to minority interest decreased by RMB776 million from RMB989 million for the first half of 2007 to RMB213 million for the first half of 2008, primarily due to the decreased profit from subsidiaries of the Group.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Sales of Goods

The total sales in the alumina segment of the Group was RMB16,443 million for the first half of 2008, representing a decrease of RMB1,758 million, or 9.66%, from RMB18,201 million for the first half of 2007. Such decrease was mainly attributable to diminished sales volume and lower selling prices.

The external sales revenue in the alumina segment decreased by RMB1,630 million or 15.60% from RMB10,449 million for the first half of 2007 to RMB8,819 million for the first half of 2008.

Revenue from the sales of alumina to the Group's aluminum smelters slightly decreased by RMB128 million from RMB7,752 million for the first half of 2007 to RMB7,624 million for the first half of 2008.

External sales volume of alumina decreased by 456,400 tonnes from 3,000,000 tonnes for the first half of 2007 to 2,543,600 tonnes for the first half of 2008. The decrease was primarily due to the Group's increased self-consumption and declined sales volume for trading. The decreased external sales volume of alumina resulted in a decrease of RMB1,353 million in revenue.

For the first half of 2008, the Group's external selling price of alumina amounted to RMB2,830 per tonne (exclusive of value-added tax here and below), representing a decrease of RMB134 per tonne or 4.52% from RMB2,964 per tonne for the same period last year. The decreased selling price resulted in a decrease of RMB341 million in revenue.

Operating Profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased by RMB2,646 million, or 54.20% from RMB4,882 million for the first half of 2007 to RMB2,236 million for the first half of 2008. The operating profit as a percentage of product sales in the alumina segment was 13.60% for the first half of 2008, representing a decrease of 13.22 percentage points from 26.82% for the same period last year.

Primary Aluminum Segment

Sales of Goods

The Group's sales of goods for the primary aluminum segment decreased by RMB2,069 million, or 6.55%, from RMB31,578 million for the first half of 2007 to RMB29,509 million for the first half of 2008. Such decrease was mainly attributable to the decreased selling prices of the Group's primary aluminum amid the fluctuating domestic aluminum prices which recorded a decrease over the corresponding period last year as a whole. Such decrease was also affected by the world economy and the PRC's macroeconomic policies, as well as the adverse impact on production and sales volume from the limited utilization of production facilities and electricity due to the snow storm.

The Group's external sales volume of primary aluminum decreased by 58,300 tonnes from 1,404,600 tonnes for the first half of 2007 to 1,346,300 tonnes for the first half of 2008, leading to a decrease of RMB1,004 million in sales of goods over the corresponding period last year.

Due to the impact from market price of primary aluminum in the first half of 2008, the Group's average external selling price of primary aluminum amounted to RMB16,241 per tonne, representing a decrease of RMB972 per tonne, or 5.64%, from RMB17,213 per tonne for the same period last year. The decreased selling price resulted in a decrease of RMB1,309 million in revenue.

On May 30, 2008, the Group completed the acquisition of equity interests in five aluminum fabrication enterprises and one primary aluminum enterprise for a cash consideration of RMB4,175 million, from Chinalco and China Nonferrous Metals. In addition, pursuant to the terms set out in the acquisition agreement, which entitled the original shareholders of the acquirees to any profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and May 30, 2008, the Company is required to pay an additional RMB5.740 million to the original shareholders. As the acquisition qualified the combination of businesses under common control, results of the acquired companies for the first half of 2008 were consolidated into the Group's financial information under the requirements of the applicable accounting standards, and adjustments to comparative figures were made accordingly.

Operating Profit

The Group's operating profit from the primary aluminum segment decreased by RMB3,601 million from RMB5,528 million for the first half of 2007 to RMB1,927 million for the first half of 2008. The operating profit of the primary aluminum segment as a percentage of product sales was 6.53% for the first half of 2008, representing a decrease of 10.98 percentage points from 17.51% for the same period last year.

Corporate and Other Segment

The Group's corporate and other segment recorded an operating profit of RMB3 million for the first half of 2008, representing an increase of RMB31 million in profit as compared to the loss of RMB28 million for the same period last year.

Working Capital and Liabilities

As of June 30, 2008, the Group's current assets amounted to RMB36,951 million, representing an increase of RMB6,854 million over RMB30,097 million at the end of 2007.

-	As of June 30, 2008, the Group's bank balances and cash amounted to RMB11,590 million, representing an increase of RMB2,652 million as compared with RMB8,938 million at the end of 2007.

-

As of June 30, 2008, the Group's net inventories amounted to RMB19,465 million, representing an increase of RMB4,127 million as compared with RMB15,338 million at the end of 2007. The Group's inventory turnover days for the first half of 2008 increased by 19 days to 95 days from 76 days as of the end of 2007. Due to the increasing prices of raw materials and fuel, as well as the increased reserves of bauxite and coal, the reserve inventories increased by RMB1,779 million from the end of 2007. Meanwhile, the value of the Group's finished goods increased by RMB1,783 million from the end of 2007 due to a increase in related inventory level as a result of the impact of market conditions.

-

As of June 30, 2008, the Group's net accounts receivable amounted to RMB3,078 million, representing a decrease of RMB626 million as compared with RMB3,704 million at the end of 2007. Out of that amount, notes receivable amounted to RMB1,517 million, representing a decrease of RMB1,018 million from RMB2,535 million at the end of 2007; net trade receivables amounted to RMB1,561 million, representing an increase of RMB391 million as compared with RMB1,170 million at the end of 2007. The Group's accounts receivable turnover days were 16 days, representing an increase of 1 day from 15 days as of 2007 year end.

As of June 30, 2008, the Group's current liabilities amounted to RMB29,153 million, representing an increase of RMB5,921 million as compared with RMB23,232 million at the end of 2007. Such increase was mainly attributable to the increase in short-term loans.

As a result of the foregoing reasons, the Group's net current assets amounted to RMB7,799 million as of June 30, 2008, representing an increase of RMB935 million from RMB6,864 million at the end of 2007.

As of June 30, 2008, the current ratio of the Group was 1.27, representing a decrease of 0.03 as compared with 1.30 at the end of 2007. The quick ratio was 0.60, representing a decrease of 0.04 as compared with 0.64 at the end of 2007.

Non-current Liabilities

As of June 30, 2008, the Group's non-current liabilities amounted to RMB28,848 million, representing an increase of RMB10,986 million as compared with RMB17,862 million as at the end of 2007. Of that amount, long-term borrowings (excluding the portion due within one year) amounted to RMB20,974 million, representing an increase of RMB5,494 million as compared with RMB15,480 million at the end of 2007; bonds payable increased by RMB4,962 million from RMB2,029 million at the end of 2007 to RMB6,991 million, mainly attributable to the medium-term bonds of RMB5 billion issued by the Group in June 2008 primarily to supplement the Group's mid-term working capital and refinancing of bank borrowings.

Capital Expenditures, Capital Commitments and Investment Undertakings

For the six months ended June 30, 2008, the Group's capital investment amounted to RMB9,874 million, which consisted mainly of the investments in Phase III of the Guangxi Alumina Project, Shanxi Huaze Aluminum Fabrication Project, Zunyi Aluminum Project, the Chongqing 800,000-tonne alumina project, Baotou Aluminum Project and Fushun Aluminum Project.

As of June 30, 2008, the Group's capital commitment of fixed assets amounted to RMB37,939 million, of which those contracted but not provided for amounted to RMB11,971 million and those authorized but not contracted for amounted to RMB25,968 million.

As of June 30, 2008, the Group's external investment commitment amounted to RMB395 million, mainly for the investment in the Zunyi Alumina Project.

The Group's investments in new construction and renovation projects coupled with its external acquisitions have constantly improved its capacity and output of alumina and primary aluminum.

As of June 30, 2008, long-term loans due within one year by the Group amounted to RMB2,961 million and the balance of RMB13,869 million will be settled in the coming 2-5 years. As of June 30, 2008, the banking facility of the Group amounted to RMB51,721 million, with an unutilized balance of RMB22,087 million.

As of June 30, 2008, the Group's bank loans included loans of RMB680 million denominated in US dollars, a loan of RMB46 million denominated in Japanese Yen and the amounts remaining are denominated in Renminbi.

As of June 30, 2008, the Group's gearing ratio was 44.09% (2007: 34.16%). Such a ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings (including borrowings, other non-current liabilities, accounts payable and provision for other charges and liabilities, as shown in the condensed consolidated balance sheet) less bank balances and cash. Total capital is calculated as equity, as shown in the condensed consolidated balance sheet, plus net debts less minority interest. The increase of drawdowns of bank loans and the issuance of corporate bonds for its working capital contributed to the increase of gearing ratio in the first half of 2008.

As of June 30, 2008, short-term loans of the Group included loans of RMB90 million bearing floating annual interest rates from 6.32% to 6.72% with remaining short-term loans subject to fixed interest rates. The long-term loans of the Group included loans of RMB129 million bearing fixed annual interest rates from 2.30% to 6.89%, and all remaining long-term loans are subject to floating interest rates.

The Group's capital expenditures and external investment are mainly financed by operating activities, long-term and short-term borrowings and issuance of bonds.

In light of its credit standing and various domestic and overseas financing means, the Group believes that it will not experience financial difficulties in capital investments or external acquisitions in the future.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of June 30, 2008 amounted to RMB11,198 million,which include foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which is equivalent to RMB45.4028 million, RMB245.1099 million, RMB0.0325 million and RMB483.2190 million, respectively.

Cash Flow from Operating Activities

Net cash from operating activities substantially decreased by RMB6,031 million from RMB6,415 million for the first half of 2007 to RMB384 million for the first half of 2008. Such decrease was primarily due to the decrease in the Group's profit for the period.

Cash Flows from Investing Activities

Net cash outflow from investing activities significantly increased by RMB10,244 million from RMB3,098 million for the first half of 2007 to RMB13,342 million for the first half of 2008. Such increase was mainly attributable to the increased capital expenditures of the Group and the acquisition in cash of five aluminum fabrication enterprises and one primary aluminum enterprise.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB15,448 million for the first half of 2008, representing an increased inflow by RMB13,807 million from the inflow of RMB1,641 million for the first half of 2007. This was mainly due to an additional net cash inflow of RMB12,152 million from the bank borrowings and an additional net cash inflow of RMB2,011 million from bonds.

Foreign Exchange Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange and will also affect the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. Nevertheless, the Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the domestic spot price of alumina is determined with reference to the price of imported alumina, Renminbi appreciation will have certain impact on the spot price of alumina in the PRC.

Renminbi appreciation will not have a significant impact on the operations of the Company. The supply of raw materials and product sales of the Group are primarily conducted in the PRC and its export of primary aluminum and loans denominated in foreign currency are relatively minimal. From the perspective of cost competitiveness of the products, Renminbi appreciation will reduce the Group's competitiveness in international markets and raise the competitiveness of imported alumina.

INVESTMENT OF THE COMPANY

Use of Proceeds

Nil.

Investment Projects not Funded by Proceeds

(1)

Phase III of Guangxi alumina project. The proposed investment in the project was RMB4.43 billion. By the end of June 2008, the Company made an investment of RMB3,772 million. The project was completed and put into production in June 2008, with an annual production capacity of 880,000 tonnes of alumina.

(2)

Chongqing alumina project. The proposed investment in construction of the project was RMB4.97 billion. By the end of June 2008, the Company made an investment of RMB1,399 million. The project is expected to be completed by June 2009, and is expected to have an annual production capacity of 800,000 tonnes of alumina.

(3)

Zunyi alumina project. The proposed investment in construction of the project was RMB4.41 billion. By the end of June 2008, the Company made an investment of RMB1,090 million. The project is expected to be completed by June 2009, and is expected to have an annual production capacity of 800,000 tonnes of alumina.

(4)

Primary aluminum project of Zunyi Aluminum. The proposed investment in construction of the project was RMB1.507 billion. By the end of June 2008, the Company made an investment of RMB709 million. The project is expected to be completed by the end of 2008, and is expected to have an annual smelting capacity of 125,000 tonnes.

(5)

Primary aluminum project of Baotou Aluminum. The proposed investment in construction of the project was RMB1.588 billion. By the end of June 2008, the Company made an investment of RMB436 million. The project is expected to be completed by the end of 2008, and is expected to have an annual smelting capacity of 150,000 tonnes.

(6)

Primary aluminum project of Fushun Aluminum. The proposed investment in construction of the project was RMB2.524 billion. By the end of June 2008, the Company made an investment of RMB778 million. The project is expected to be completed by the end of 2008, and is expected to have an annual smelting capacity of 100,000 tonnes.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. The directors are eligible for re-appointments after expiry of their respective term of office. Mr. Helmut Wieser, a former Non-executive Director of the third session of Board of Directors, resigned from the office as a non-executive director on September 17, 2007, and Mr. Poon Yiu Kin, Samuel, an Independent Non-executive Director, also resigned from the office as an independent non-executive director on March 17, 2008 which took effect upon the conclusion of the AGM held on May 9, 2008. Mr. Wang Mengkui and Mr. Zhu Demiao were elected as independent non-executive directors of the third session of the Board, according to the nomination by the Nomination Committee of the third session of the Board and with approval of the 2007 AGM held on May 9, 2008.

The below table sets out the respective members of the third session of Board of Directors and the third session of the Supervisory Committee:

Executive Directors:	Xiao Yaqing, Luo Jianchuan,
Chen Jihua and Liu Xiangmin

Non-executive Director:	Shi Chungui

Independent Non-executive Directors:	Kang Yi, Zhang Zhuoyuan, Zhu Demiao and
Wang Mengkui

Supervisors:	Ao Hong, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors and Senior Management in the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 106,030 employees (including those of subsidiaries) as of June 30, 2008. For the first half of 2008, the Group had paid remuneration of approximately RMB3,225 million for the employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare including medical care, housing subsidies, birth, unemployment, work injury, pension and other miscellaneous items. In accordance with the applicable PRC regulations, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution as a percentage of the employees' salary varies around 20% of employees' benefits from plant to plant. Up to the end of June 30, 2008, the Group had not directly paid any retirement benefits to its employees.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2008, the share capital structure of the Company was as follows:

As of June 30, 2008
		Percentage of
	No. of	total issued
	shares held	shares
	(in million)	(%)

Holders of A Shares
Chinalco	5,214.41	38.56
Baotou Aluminum (Group) Company Limited	351.22	2.60
Lanzhou Aluminum Factory	79.47	0.59
Guiyang Aluminum and Magnesium Research
and Design Institute	4.12	0.03
Other public holders of A Shares	3,931.30	29.06

Holders of H Shares	3,943.97	29.16

Total	13,524.49	100

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of June 30, 2008, the persons other than the Directors, chief executive or supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows:

							Percentage
					Percentage in		in total
					the relevant		issued
Name of substantial		Number of			class of		share
shareholders	Class of shares	shares held		Capacity	share capital		capital

Chinalco#	A Shares	5,656,357,045	(L)	Beneficial owner	59.04%	(L)	41.82%	(L)
				and interests of
				controlled corporations

China Cinda Asset	A Shares	900,559,074	(L)	Beneficial owner	9.40%	(L)	6.65%	(L)
Management Corporation

China Construction	A Shares	709,773,136	(L)	Beneficial owner	7.41%	(L)	5.24%	(L)
Bank Corporation

China Development Bank	A Shares	554,940,780	(L)	Beneficial owner	5.79%	(L)	4.10%	(L)

Templeton Asset	H Shares	666,637,475	(L)	Investment manager	16.90%	(L)	4.93%	(L)
Management Ltd.

HSBC Holdings plc	H Shares	279,620,419	(L)	Interests of controlled	7.09%	(L)	2.07%	(L)
(Note 1)		217,360,915	(S)	corporations	5.51%	(S)	1.61%	(S)

J.P. Morgan Fleming Asset	H Shares	249,024,000	(L)	Investment manager	6.31%	(L)	1.84%	(L)
Management Holdings Inc.				and interests of
(Note 2)				controlled corporations

UBS AG (Note3)	H Shares	212,708,778	(L)	Beneficial owner, person	5.39%	(L)	1.57%	(L)
		53,784,403	(S)	having a security interest	1.36%	(S)	0.40%	(S)
				in shares and interests of
				controlled corporations

#

These interests represented a direct interest of 5,214,407,195 A Shares held by Chinalco, and an aggregate interests in 441,949,850 A Shares held through various subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd, 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,000 A Shares held by Shanxi Aluminum Plant.

Notes:

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

1.	These H Shares were held by HSBC Holdings plc through its controlled corporations.

Among the 279,620,419 H Shares held in the long positions, 6,975,000 H Shares were held directly by HSBC Bank plc, 79,382,669 H Shares were held directly by HSBC Financial Products (France), 193,019,000 H Shares were held directly by The Hongkong and Shanghai Banking Corporation Limited and 243,750 H Shares were held directly by Hang Seng Bank Trustee International Limited.

The short position in 217,360,915 H Shares were held directly by The Hongkong and Shanghai Banking Corporation Limited.

2.

These H Shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H Shares were held directly by JF Asset Management Limited in the capacity of investment manager and 11,660,000 H Shares were held directly by JF International Management Inc.

3.

The long positions in H Shares included 191,228,053 H Shares held as beneficial owner, and 21,480,725 H Shares held through various wholly-owned subsidiaries of UBS AG, of which 1,242,000 H Shares were held directly by UBS Global Asset Management (Japan) Ltd, 19,463,000 H Shares were held directly by UBS Securities LLC, 659,725 H Shares were held directly by UBS Financial Services Inc. and 116,000 H Shares were held directly by UBS Global Asset Management (UK) Limited.

The short positions in H Shares included 23,153,774 H Shares held as beneficial owner, 27,292,586 H Shares held as a person having security interest in shares and 3,338,043 H Shares held directly by UBS Securities LLC, a wholly-owned subsidiary of UBS AG.

Among the aggregate interests of long positions in H Shares, 59,433,450 H Shares were held as derivatives.

Among the aggregate interests of short positions in H Shares, 21,349,250 H Shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of June 30 2008, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would be required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHAREHOLDING

Before the change	After the change
Number of		Number of
shares held	Percentage	shares held	Percentage
	(%)		(%)

I.	Shares subject to trading
Moratorium
1.	State-owned shares	6,866,707,049	50.77	5,214,407,195	38.56
2.	State-owned legal
	person shares	1,283,194,886	9.49	434,809,850	3.21

	Total shares subject
	to trading moratorium	8,149,901,935	60.26	5,649,217,045	41.77

II.	Shares not subject to
trading moratorium
1.	Renminbi ordinary shares	1,430,619,989	10.58	3,931,304,879	29.07
2.	Overseas listed foreign
	invested shares	3,943,965,968	29.16	3,943,965,968	29.16

	Total shares not subject
	to trading moratorium	5,374,585,957	39.74	7,875,270,847	58.23

III.	Total number of shares	13,524,487,892	100	13,524,487,892	100

APPROVAL OF CHANGES IN SHAREHOLDING

A total of 2,500,684,890 A Shares of the Company, subject to trading moratorium, were listed on May 6, 2008 as approved by the China Securities Depository and Clearing Corporation Limited and the Shanghai Stock Exchange on April 28, 2008.

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Total number of shareholders	753,261 (including 752,975 holders of A shares and
at the end of the	286 holders of H shares (registered shareholders))
reporting period

				Increase/
				Decrease of	Number of
		Percentage		shares	shares	Number of
		of total	Number	in the	subject to	shares
Name of	Nature of	Issued	of shares	reporting	trading	pledged
Shareholder	shareholder	shares	held	period	moratorium	or frozen
		(%)

Chinalco#	State-owned	38.56	5,214,407,195	0	5,214,407,195	Nil
HKSCC	Overseas natural	29.12	3,937,993,513	-2,320,727	0	Nil
	persons
China Cinda Asset	State-owned	6.65	900,559,074	0	0	Nil
Management
Corporation
China Construction Bank	State-owned	5.24	709,773,136	0	0	Nil
Corporation	legal person
China Development Bank	State-owned	4.10	554,940,780	0	0	Nil
Baotou Aluminum (Group)	State-owned	2.60	351,217,795	0	351,217,795	Nil
Company Limited	legal person
Guangxi Investment	State-owned	1.45	195,798,000	-1,002,000	0	Nil
(Group) Co., Ltd.
Guizhou Provincial	State-owned	0.84	114,037,589	-15,392,411	0	Nil
Materials Development	legal person
and Investment Corporation
Lanzhou Aluminum Factory	State-owned	0.59	79,472,482	0	79,472,482	Nil
	legal person
ICBC -Shanghai 50	Domestic non	0.16	21,891,956	14,424,257	0	Nil
ETF Securities	state-owned
Investment Fund	legal person

#	This figure does not include the A Shares indirectly held by Chinalco through its subsidiaries.

PARTICULARS OF THE TOP 10 HOLDERS OF SHARES NOT SUBJECT TO THE TRADING MORATORIUM

Unit: Share

	Number of
	shares held (not
Name of shareholder	subject to moratorium)	Class of shares

HKSCC	3,937,993,513	Overseas listed foreign
		invested Shares
China Cinda Asset Management	900,559,074	Renminbi ordinary
Corporation		Shares
China Construction Bank Corporation	709,773,136	Renminbi ordinary
		Shares
China Development Bank	554,940,780	Renminbi ordinary
		Shares
Guangxi Investment (Group) Co., Ltd.	195,798,000	Renminbi ordinary
		Shares
Guizhou Provincial Materials	114,037,589	Renminbi ordinary
Development and Investment Corporation		Shares
ICBC -Shanghai 50 ETF Securities	21,891,956	Renminbi ordinary
Investment Fund		Shares
Bank of China -Harvest Shanghai and	11,855,377	Renminbi ordinary
Shenzhen 300 Index Securities		Shares
Investment Fund
Lanzhou Economic Information	7,682,262	Renminbi ordinary
Consultation Co., Ltd.		Shares
Shanxi Aluminum Plant	7,140,254	Renminbi ordinary
		Shares

PARTICULARS OF SHARES HELD BY TOP THE 10 HOLDERS OF SHARES SUBJECT TO THE TRADING MORATORIUM

Particulars of shares subject to trading moratorium available for listing and trading

Unit: Share

No. of shares
	subject to trading	Date of	Terms of
Shareholder	moratorium	listing and trading	Trading Moratorium

1.	Chinalco	5,214,407,195	January 4, 2011	No transfer for three years
				from April 30, 2007. The trading
				moratorium is deferred to
				January 4, 2011 following the
				merger of Baotou Aluminum
				in the end of 2007.

2.	Baotou Aluminum (Group)	351,217,795	January 4, 2011	No transfer of Baotou Aluminum
	Company Limited			(Group) Company Limited
				for three years from
				January 4, 2008

3.	Lanzhou Aluminum Factory	79,472,482	January 4, 2011	No transfer for three years from
				April 30, 2007. The trading
				moratorium is deferred to
				January 4, 2011 following the
				merger of Baotou Aluminum
				in the end of 2007.

4.	Guiyang Aluminum and	4,119,573	January 4, 2011	No transfer for three years from
	Magnesium Research and			January 4, 2008
	Design Institute

DIRECTORS', CHIEF EXECUTIVE'S AND SUPERVISORS' INTERESTS IN SHARES OF THE COMPANY

As of June 30, 2008, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are: (a) required to be notified to the Company and the Stock Exchange of Hong Kong Limited ("SEHK") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. As of June 30, 2008, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased or sold any of its shares for the six months ended June 30, 2008.

CHARGE ON GROUP ASSETS

As of June 30, 2008, the Group pledged certain property, plant and equipment, land use rights and bank deposits of RMB1,542 million for certain bank loans. The Group also used certain receivable collection rights of imported goods for the security of certain loans. In addition, the Group secured notes receivable of RMB82 million and receipts of matured notes receivable of RMB43 million for certain notes payable.

OUTLOOK AND PROSPECTS

In the second half of 2008, the PRC economy is expected to maintain steady growth in the context of industrialization, urbanization, industry and consumption and infrastructure upgrading. Meanwhile, due to adverse factors such as the US subprime crisis, there is still some uncertainty as to China's economic development. The production, operation and development of the Company will face challenges, mainly due to the great cost pressures driven by the high prices of mineral resources, coal, electricity, oil and other energy sources as well as transportation costs. The fierce competition in domestic mineral resources and non-ferrous metals market will present challenges for the production, supply and sales of the Company.

Aiming to maximize its profit, the Group will place added importance on cost control by establishing effective measures, focusing on the following aspects:

1.	The Group will strengthen financial budget management, establish effective measures to control costs and expenses and strictly conduct performance appraisal.

-

To comprehensively strengthen management on capital investment in terms of legal compliance, economic efficiency and payment method. The Group will adopt specialized capital plans to lower capital cost and ensure the safeguard of capital. With dynamic monitoring on capital and cost movement, a risk analysis and monitoring system will be established to effectively control capital risk.

-

To establish effective measures to optimize technological indicators, reduce consumption and improve equipment operation efficiency. Aiming to maximize its efficiency, the Group will endeavor to cut production and operational costs by strengthening cost control on management workflow.

-

To enhance capital expenditure budget management as well as to monitor all aspects and the processes of the implementing of project budget capital. The Group will establish an investment return evaluation and financial review system in the preliminary phase of the project to ensure maximum project profitability.

-	To strictly control and further decrease controllable expenses, non-production expenditures and unplanned expenditures.

2.

By strengthening sales and marketing, the Group expects to reduce inventory, increase output and income while reducing procurement cost. Furthermore, the Group will enhance sales management and integrate production, sales and transportation according to regional outlet distribution, aiming to maximize selling prices with less expenses through optimized resources allocation. The Group will strive to reduce and control procurement cost, fully leverage the advantages of centralized procurement of raw materials, ancillary materials and fuel and reduce logistics expenses to set a scientific procurement scale and reasonable inventory level.

3.

The Group will optimize production and operation plans to enhance production management, focusing on promoting standardized quantitative management. The Group expects to foster coordination and strengthen such implementation, which will integrate platforms to ensure smooth production.

4.

The Group will focus on resource protection, further strengthening resource acquisition through various channels to increase resource reserves. The Group will focus on investment and construction of mines and improve its reserve supply of bauxite, seeking to reduce the cost of ores.

5.

The Group will focus on energy saving and emissions reduction by implementing a responsibility system. Emphasis will be placed on key fields and critical flows in energy saving, to speed up the progress of optimization and achieving standards, while promoting new energy-saving modes, new technology and alternative energy in production. The Group expects to better leverage technological advances to support energy saving and emissions reduction, increase efficiencies through technological endeavors, as well as to quicken the pace of constructing energy saving and emission reduction projects. In the meantime, the Group will utilize the project design assessment to achieve expected results.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board is of the view that the Company has complied with the code provisions of the CG Code.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS AND SUPERVISORS

The Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. All Directors and Supervisors, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six-month period ended June 30, 2008. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30, 2008.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial statements of the Company, review the appointment of independent auditor, approve the auditing and provide audit-related services as well as provide supervision over the internal financial reporting process and management policies of the Group. The Audit Committee of the Group consists of four independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. The Audit Committee and the management have reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited condensed interim consolidated financial information for the six months period ended June 30, 2008.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the PRC, Securities Law of the PRC, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. During the reporting period, pursuant to the newly revised Company Law of the PRC, Securities Law of the PRC, the Notice on the special activities of Corporate Governance, the Company self-examined its corporate governance, and formulated and published the "Report regarding Specific Corporate Governance Activities of Aluminum Corporation of China Limited". For details, please refer to the announcements published by the Company on the China Securities Journal, Securities Times and the website of the Shanghai Stock Exchange on August 2, 2008.

2.	ASSETS TRANSACTIONS

Acquisitions

As confirmed by China Beijing Equity Exchange, the Company became the ultimate transferee in the acquisition of the equity interests in six aluminum companies from Chinalco and China Nonferrous Metals. The Transferrors and the Company (as transferee) entered into an Acquisition Agreement on May 21, 2008. The acquisition was completed at the end of May 2008. The Company paid a total consideration of approximately RMB4.175 billion to the Transferors in which approximately RMB4.052 billion was paid to Chinalco and approximately RMB0.123 billion was paid to China Nonferrous Metals Processing. Details of the Acquired Companies are as follows:

Equity interests in the Acquired Companies held by the Group at the end of May 2008

Percentage held
by the Company

"Acquired Companies"	"Acquired Equity"
Aluminum Fabrication Plants
Huaxi Aluminum	56.86%
Chinalco Ruimin	75%
CSWA Cold Rolling
(under construction)	100%
Chinalco SW Aluminum	60%
Henan Aluminum	84.02%

Primary Aluminum Plant
Longxing Aluminum	100%

The following table sets out the aluminum fabrication capacities of each of the aluminum fabrication plants of the Acquired Companies:

Annual
Aluminum fabrication plants	production capacity
(tonnes)

Huaxi Aluminum	16,000
Chinalco Ruimin	120,000
CSWA Cold Rolling
(under construction)	250,000
Chinalco SW Aluminum	350,000
Henan Aluminum	355,000

3.	DISTRIBUTION OF FINAL DIVIDEND FOR 2007

The final dividend distribution proposal for 2007 has been considered and approved at the shareholders' meeting held on May 9, 2008. Based on a total of 13,524,487,892 issued shares as of December 31, 2007, the Company distributed cash dividend of RMB0.053 per share (tax inclusive) to all shareholders. The distribution was completed before June 30, 2008.

4.	MATERIAL LITIGATION AND ARBITRATION

As of June 30, 2008, Fushun Aluminum, a subsidiary of the Company, was named in claims by various banks for joint liabilities amounting to approximately RMB662 million for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from a third party in 2006.

The Directors are of the opinion that the acquisition was conducted fairly and the consideration was set close to the asset value of the assets acquired. Thus, no contingency provision for such claims was necessary as of June 30, 2008.

PUBLICATION OF INTERIM REPORT

The Company's interim report will be published on the Company's website (http://www.chalco.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

By Order of the Board
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman and Chief Executive Officer

Beijing, PRC
August 29, 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purposes only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary